Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

January 10, 2012

Subject Line: New iPath® Currency ETNs

(Name or Greeting),

As of Tuesday, January 10, 2012, we are pleased to announce the addition of three currency Exchange Traded Notes (ETNs) to the suite of iPath® ETNs. These iPath® ETNs provide exposure to the total return of local currencies in specified emerging markets and are designed to pay a monthly coupon.

For your convenience, additional resources and information related to the iPath® ETNs are included below.

ETN Name	iPath® GEMS IndexTM ETN
Index	Barclays Capital Global Emerging Markets Strategy (GEMS) IndexTM
Ticker	JEM
Exchange	NYSE Arca
Description of Index Exposure	The Barclays Capital GEMS IndexTM is designed to provide exposure to the total return of local currencies in specified emerging markets through short-term, liquid and diversified instruments. Index constituent currencies can be found on the product page.
Resources	Fact Sheet Prospectus Product page on iPathETN.com Press Release

ETN Name	iPath® GEMS Asia 8 ETN
Index	Barclays Capital Global Emerging Markets Strategy (GEMS) Asia 8 IndexTM
Ticker	AYT
Exchange	NYSE Arca
Description of Index Exposure	The Barclays Capital GEMS Asia 8 IndexTM is designed to provide exposure to the total return of local currencies in specified emerging Asian markets through short-term, liquid and diversified instruments. Index constituent currencies can be found on the product page.
Resources	Fact Sheet Prospectus Product page on iPathETN.com Press Release

ETN Name	iPath® Asian & Gulf Currency Revaluation ETN
Index	Barclays Capital Global Emerging Markets Strategy (GEMS) Pegged Currency IndexTM
Ticker	PGD
Exchange	NYSE Arca
Description of Index Exposure	The Barclays Capital GEMS Pegged Currency IndexTM is designed to provide exposure to the total return of local currencies in specified emerging Middle Eastern and Asian markets through short-term, liquid and diversified instruments. Index constituent currencies can be found on the product page.
Resources	Fact Sheet Prospectus Product page on iPathETN.com Press Release

If you should have any questions or need additional information, please feel free to contact me at xxx-xxx-xxxx.

Best Regards,

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Exchange Rate Risk: Because the performance of the underlying index is linked to the exchange rates between the index constituent currencies and the US dollar, the level of the underlying index may be affected by unpredictable changes in currency prices, including as a result of government action. Because some or all of the index constituent currencies do not float freely and are currently either managed or pegged by their respective governments, and the exchange rates of managed and pegged currencies tend to fluctuate significantly less than those of free-floating currencies, there is limited potential for the increase in value of the underlying index.

Emerging Market Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. Investments in emerging market currencies carries the risk of loss from unfavorable fluctuations in currency exchange rates due to economic, social, political, financial and military conditions in the emerging markets. The ETNs may be subject to more volatility than investments outside of emerging markets.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock or foreign exchange markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Barclays Capital Global Emerging Markets Strategy (GEMS) Asia 8 IndexTM”, “Barclays Capital Global Emerging Markets Strategy (GEMS) Pegged Currency IndexTM” and “Barclays Capital Global Emerging Markets Strategy (GEMS) IndexTM” are trademarks of Barclays Bank PLC.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0508-0112

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE